

Dragon Spirits Marketing, Inc. (the "Company") a Texas Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Dragon Spirits Marketing, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 23, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	322,951	238,204
Accounts Receivable	179,890	223,011
Other Assets	7,931	10,395
Total Current Assets	510,772	471,611
Non-current Assets		
Other Assets	3,859	4,334
Total Non-Current Assets	3,859	4,334
TOTAL ASSETS	514,632	475,945
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	60,403	57,865
Convertible Notes	46,951	43,351
PPP Loan	59,355	-
Deferred Expenses	5,611	29,868
Unearned Revenue	121,388	129,882
Total Current Liabilities	293,708	260,965
Long-term Liabilities		
SBA Loan	224,027	244,916
EIDL Loan	137,500	-
Total Long-Term Liabilities	361,527	244,916
TOTAL LIABILITIES	655,235	505,881
EQUITY		
Common Stock	7,188	7,188
Additional Paid in Capital	73,148	73,148
Accumulated Deficit	(220,939)	(110,272)
Total Equity	(140,603)	(29,936)
TOTAL LIABILITIES AND EQUITY	514,632	475,945

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	532,905	701,275
Cost of Sales	322,806	432,598
Gross Profit	210,099	268,677
Operating Expenses		
Advertising and Marketing	5,671	14,919
General and Administrative	305,453	351,523
Rent and Lease	142	1,808
Total Operating Expenses	311,265	368,250
Operating Income	(101,166)	(99,572)
Other Income	1,989	1,047
Interest Expense	10,808	11,331
Other Expenses	682	416
Net Loss	(110,667)	(110,272)

Statement of Cash Flows

	Year Ended December 31,	
	2020	2019
OPERATING ACTIVITIES		
Net Loss	(110,667)	(110,272)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	2,538	29,287
Accrued Revenue	41,745	(60,024)
Accounts Receivable	1,376	(18,961)
Deferred Expenses	(24,256)	15,781
Unearned Revenue	(8,494)	126,198
Other Assets	2,939	(14,077)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	15,848	78,204
Net Cash provided by Operating Activities	(94,819)	(32,068)
FINANCING ACTIVITIES		
Convertible Notes	3,600	41,351
PPP Loan	59,355	-
SBA Loan	(20,889)	244,916
EIDL Loan	137,500	-
Payments on Debt	-	(26,468)
Net Cash provided by Financing Activities	179,566	259,799
Cash at the beginning of period	238,204	10,474
Net Cash increase (decrease) for period	84,747	227,731
Cash at end of period	322,951	238,204

Statement of Changes in Shareholder Equity

| | Common Stock | | | | Total |
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Shareholder Equity
Beginning Balance at 1/1/19	7,187,500	7,188	73,148	-	80,336
Net Loss	-	-	-	(110,272)	(110,272)
Ending Balance 12/31/2019	7,187,500	7,188	73,148	(110,272)	(29,936)
Net Loss	-	-	-	(110,667)	(110,667)
Ending Balance 12/31/2020	7,187,500	7,188	73,148	(220,939)	(140,603)

Dragon Spirits Marketing, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Dragon Spirits Marketing, Inc. ("the Company") was formed in Texas on August 27th, 2013 as an LLC before converting into a corporation on September 26th, 2018. The Company earns revenue through marketing campaign services such as product samplings, trade shows, special events, and merchandising for various brands within the spirits, wine, beer, and consumer product industries.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company derives revenue from four business segments: Product Sampling, Trade Shows, Special Events, and Merchandising. The Company has determined that each of its services is distinct and represents a separate performance obligation because a customer can benefit from each service on its own or together with other resources that are readily available, and services are separately identifiable from other promises in the contract. The transaction price of a contract consists of fixed and variable consideration components pursuant to the applicable contractual terms and may involve the use of estimates. These judgments involve consideration of historical and expected experience with the customer and other similar customers.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2020

Exercise Price	Number Outstanding	Expiration Date
$ 0.16	90,751	6/6/2030

A summary of the warrant activity for the year ended December 31, 2020

Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term in Years	Aggregate Intrinsic Value
Outstanding at January 1, 2020	-	-	-
Grants	90,751	30	-
Exercised	-	-	-
Canceled	-	-	
Outstanding at December 31, 2020	90,751	30	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The proceeds from the SBA loan have been moved to the founder's individual cash account, which serves as the Company's investment account due to the higher interest rates.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 9%. The amounts are to be repaid at the demand of the holder prior to conversion with a maturity date on or after December 31, 2020. The notes are convertible into shares of the Company's common stock at a 25% discount during a change of control or qualified financing event.

<u>Loans</u>

In February 2019, the Company entered into a Small Business Administration (SBA) loan for $250,000 with a floating interest rate of 7.50%, adjusting to Wall Street Journal Prime Rate, plus 2%. This loan matures in February 2029 and is secured by tangible and intangible property. The balance of this loan was $224,027 and $244,916 as of December 31, 2020 and 2019, respectively.

In April 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $59,355 with an interest rate of 1% and maturity date of May 2022. This loan is not secured. The balance of this loan was $59,355 as of December 31, 2020 and was forgiven subsequent to the date of these financials.

In May 2020, the Company entered into an Economic Injury Disaster Loan (EIDL) for $137,600 with an interest rate of 3.75% and maturity date of May 2050. This loan is secured by all tangible and intangible property. The balance of this loan was $137,500 as of December 31, 2020.

**Debt Principal Maturities 5 Years
Subsequent to 2020**

Year	Amount
2021	21,468
2022	23,440
2023	25,602
2024	27,971
2025	30,570
Thereafter	232,476

NOTE 6 – EQUITY

The Company has authorized 250,000,000 shares of Common Stock with a par value of $0.0001 per share. 7,187,500 shares were issued and outstanding as of 2019 and 2020.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 23, 2021, the date these financial statements were available to be issued.

Please see "Note 5 – Debt" for more detail on the PPP loan.

In February 2021, the Company entered into another Paycheck Protection Program (PPP) loan for $62,100 with an interest rate of 1% and maturity date of February 2026.

The Company also extended its EIDL loan to $500k with the same terms.

The Company repurchased all $47k of its convertible notes from its investors in cash.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.